September 20, 2019


Eleftherios Papageorgiou
Chief Executive Officer
Entranet, Inc.
110 East Broward Blvd, Suite 1700
Fort Lauderdale, FL 33301

       Re:    Entranet, Inc.
              Amendment No. 6 to Registration Statement on Form S-1 Filed August 22, 2019
              File No. 333-215446

Dear Mr. Papageorgiou:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to the Financial Statements

Note 3   Going Concern, Page F-8

1. Please revise to include a statement that there is substantial doubt about your ability to continue as a going concern. We refer you to ASC 205-40-50-13. This comment also applies to the Going Concern note on page F-21.

Note 13   Subsequent Events, Page F-13

2. Please include the dates through which subsequent events were evaluated in your disclosures here and on F-25. We refer you to ASC 855-10-50. Eleftherios Papageorgiou
Entranet, Inc.
September 20, 2019
Page 2

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Information Technologies
                                                           and Services

cc:    William Eilers, Esq.